[Arent Fox LLP Letterhead]

September 14, 2018

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Perry J. Hindin
Special Counsel

	RE:	RLJ Entertainment, Inc.
Preliminary Statement on Schedule 14A
Filed on August 28, 20018
File No. 1-35675

Schedule 13E-3
Filed by RLJ Entertainment, Inc., Robert L. Johnson et al.
Filed on August 28, 20018
File No. 5-87011

Schedule 13E-3
Filed by RLJ Entertainment, Inc., AMC Networks Inc. et al.
Filed on August 28, 20018
File No. 5-87011

Dear Mr. Hindin:

This letter is being furnished on behalf of RLJ Entertainment, Inc. (the “Company”), Robert L. Johnson and his affiliates, and AMC Networks Inc. and its affiliates in response to your comment letter dated September 7, 2018 (the “Comment Letter”).  The Company has concurrently filed Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), the Company and Mr. Johnson and his affiliates have concurrently filed Amendment No. 1 to their Schedule 13E-3, and the Company and AMC Networks Inc. and its affiliates have concurrently filed Amendment No. 1 to their Schedule 13E-3 addressing the comments included in the Comment Letter.

The responses set forth in this letter are set forth in the same order and are numbered to correspond to the Staff’s comments as numbered in the Comment Letter.  For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold, and provided the response below each comment.  Please note that all page references contained in our responses below are to the pages of Amendment No. 1 to the Proxy Statement in the form filed today with the Commission.

Schedule 13E-3

1.                                      The Schedule 13E-3 filed by AMC lists in Items 9 and 16 the discussion materials prepared by Citigroup Global Markets for AMC, yet no corresponding disclosure described in Item 1015 is provided, including the disclosure referenced in Item 1015(b)(2) through (6). Please revise the disclosure statement to be mailed to shareholders to provide this disclosure.

Response:  In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors—Background of the Merger” has been revised to provide the disclosure referenced in Item 1015 of Regulation M-A for Citigroup Global Markets Inc., on page 23 of the Proxy Statement.

Preliminary Proxy Statement

2.                                      We note that the Special Committee, and not the Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. We also note the disclosure in various locations of the proxy statement indicating that the “Special Committee has been vested with the plenary authority and power of the full Board under Nevada law to consider, review and evaluate the proposed transaction with AMC on behalf of such stockholders...” and has “definitive and binding authority (on behalf of the Company and the full Board) to determine whether to approve or disapprove of the proposed merger or any alternative transaction with AMC or its affiliates.” In light of the requirement in Item 8 of Schedule 13E-3 and 1014(a) of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support for the conclusion that the Special Committee has the authority to act on behalf of the Company in this regard. In responding to this comment please:

•                  supplementally provide us with the resolutions or authorization provided to the Special Committee by the Board granting the Special Committee the authority to make the disclosures and filings required by Schedule 13e-3 on behalf of the Board with respect to the current going private transaction;

•                  disclose, if correct, that the Special Committee was authorized to make the disclosures and filings required by Schedule 13e-3 on behalf of the Company; and

•                  provide us with an opinion of Nevada counsel that addresses under applicable Nevada state law, the legal authority of the Special Committee to make the Rule 13e-3 disclosures and filings, including the fairness determination described in Item 1014(a) of Regulation M-A, on behalf of the Company.

Response:  Pursuant to Section 78125.1 of the Nevada Revised Statutes, as amended (“NRS”), “the board of directors of a Nevada corporation may designate one or more committees which, to the extent provided in the resolution or resolutions or in the bylaws of the corporation, have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation.”

Pursuant to this authority, the Board of Directors of the Company (the “Board”), acting by unanimous written consent in lieu of a meeting, adopted resolutions granting the Special Committee “the full and plenary authority and power of the full Board” under NRS 78125.1 with respect to the AMC Proposal or any alternative transaction with AMC.

Pursuant to your telephone conversation with Clifford E. Neimeth of Greenberg Traurig, LLP on September 13, 2018, a copy of the foregoing resolutions adopted by the Board, together with an opinion of Nevada counsel addressing, under Nevada law, the legal authority of the Special Committee to make the Rule 13e-3 disclosures and filings, including the fairness determination described in Item 1014(a) of Regulation M-A, on behalf of the Company, will be supplementally provided to the Staff.

Further, we have added disclosure on page 29 of the Proxy Statement that the Special Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company.

3.                                      We note the disclosure throughout the proxy statement that the Special Committee determined that the Rule 13e-3 transaction is fair to the Non-Affiliate Common Stockholders, which is defined to mean common stockholders of the Company other than AMC, the Johnson Entities and their respective Affiliates. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company who are not necessarily Affiliates of AMC or the Johnson Entities and if appropriate, revise the disclosure to expressly state whether the Special Committee reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

Response:  We acknowledge the Staff’s comment and have revised the definition of “Non-Affiliate Common Stockholders” in the Proxy Statement expressly to exclude, in addition to AMC, the Johnson Entities and their respective Affiliates, the officers and directors of the Company.

4.                                 Refer to the preceding comment. In several locations throughout the document, it appears that the capitalized term “Non-Affiliate Stockholders” is used instead of the defined term “Non-Affiliate Common Stockholders.” Assuming that such terms have the same meaning and to avoid potential confusion, please consider revising to eliminate and replace one of these terms.

Response:  We acknowledge the Staff’s comment and have revised all references to “Non-Affiliate Stockholders” in the Proxy Statement to refer to “Non-Affiliate Common Stockholders.”

Background of the Merger, page 21

5.                                      Exhibit (c)(ii) and (c)(iii) of Schedule 13E-3 refer to presentation materials prepared by Allen & Co., dated May 2, 2018 and July 29, 2018, but a summary of such presentations do not appear in the disclosure other than brief references on pages 30 and 42. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise the proxy statement to summarize these two presentations.

Response:  In response to the Staff’s comment related to the presentation materials prepared by Allen & Co., dated May 2, 2018 and July 29, 2018, pages 30 and 43 of the Proxy Statement have been revised to include a summary of such presentation materials.

Reasons for the Merger; Recommendation of the Special Committee, page 43

6.                                      The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Response:  In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger” has been revised to include a discussion of the Special Committee’s analysis of each of the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 of Regulation M-A, on pages 44 and 50 of the Proxy Statement.

Opinion of the Financial Advisor, page 50

7.                                      Disclosure on page 51 indicates that Allen & Co.’s opinion was intended “for the exclusive benefit and use of the Special Committee...” Please advise whether such language is intended to serve as a direct or indirect disclaimer of responsibility to shareholders or to indicate that a shareholder cannot rely on the opinion. Please refer to the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), Section II.D.1. Mergers & Acquisitions, regarding investment banking firm disclaimers found at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response:  In response to the Staff’s comment related to the disclosure relating to Allen & Co., the disclosure has been revised to delete the word “exclusive” on page 51 of the Proxy Statement.  Accordingly, this change has been made to the following sentence in the Allen & Co. opinion letter, which is attached as Annex B to the Proxy Statement: “this opinion is intended for the ~~exclusive~~ benefit and use of the Committee (in its capacity as such) in connection with its evaluation of the Per Share Merger Consideration from a financial point of view.”  The Unaffiliated RLJE Stockholders (as defined in the Merger Agreement) may consider, in their assessment of the recommendation of the Special Committee that the RLJE Stockholders vote to approve the Merger Agreement, that the Special Committee took into account, among other factors, the receipt by the Special Committee of the Allen & Co. opinion; however, Allen & Co.’s fairness opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger or otherwise.

Sum-of-the-Parts: Selected Public Companies Analysis, page 56

8.                                      The phrase “given certain business and financial characteristics” appears twice in this section. Please supplement the disclosure to provide greater detail.

Response:  In response to the Staff’s comment, the disclosure on page 57 of the Proxy Statement has been revised.

9.                                      Please revise the disclosure to identify the “traditional media and independent content and distribution companies.”

Response:  In response to the Staff’s comment, the disclosure on page 57 of the Proxy Statement has been revised.

Miscellaneous, page 57

10.                               Please revise the disclosure to provide both a narrative and quantitative description of any fees paid in the past two years or to be paid to Allen & Co. or its affiliates by the Company or its affiliates, including any fees paid in connection with Allen & Co.

rendering the fairness opinion to the Special Committee. Refer to Item 1015(b)(4) of Regulation M-A.

Response:  In response to the Staff’s comment, the disclosure on page 58 of the Proxy Statement has been revised.

Position of the AMC Entities and the Johnson Entities as to Fairness, page 57

11.                               Please refer to comment 3 above in connection with similar disclosure on page 57 regarding the belief of the AMC Entities and the Johnson Entities as to fairness of the Rule 13e-3 transaction to “Non-Affiliate Stockholders.” Also note our comment 4 above. Please revise accordingly.

Response:  Please see the responses to comments 3 and 4 above.

12.                               The discussion of the factors considered by the AMC Entities and the Johnson Entities in reaching their belief regarding the fairness of the Rule 13e-3 transaction to unaffiliated holders of common stock of the Company does not appear to address the factors described in clauses (ii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain why these factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response:  The Company respectfully advises the Staff that the factor described in clause (ii) of Instruction 2 to Item 1014 of Regulation M-A is included in the Proxy Statement under “Special Factors—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger” in the fourth bullet on page 60 of the Proxy Statement.

In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors— Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger” has been revised to include a discussion of each of the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A, on pages 60-61 of the Proxy Statement.

We acknowledge the Staff’s comment with respect to the procedural safeguard in Item 1014(c). As disclosed under “Special Factors—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger” on pages 58-59 of the Proxy Statement, the AMC Entities and the Johnson Entities believe that the merger is substantively and procedurally fair to the Non-Affiliate Common Stockholders. We respectfully advise the Staff that the approval of the transaction by a majority of unaffiliated security holders does not reflect the substantive value or fairness of a transaction. While such approval provides a procedural safeguard in certain circumstances, the approval of a majority of unaffiliated security holders is not required under Nevada law. In addition, as discussed under “Special Factors—Reasons for the Merger;

Recommendation of the Special Committee; Fairness of the Merger” on page 49 of the Proxy Statement, AMC rejected the Special Committee’s proposal to include in the Merger Agreement a “majority-of-the-minority” stockholder approval condition and was not willing to enter into to a transaction that included such a condition.

Certain Effects of the Merger, page 61

13.                               Please revise the disclosure to further describe the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. Include the discussion referenced in Instruction 2 to Item 1013 of Regulation M-A and the information described in Instruction 3 to Item 1013.

Response:  In response to the Staff’s comment, we have revised the discussion under “Special Factors—Certain Effects of the Merger” on page 64 of the Proxy Statement to provide the disclosure referenced in Instructions 2 and 3 of Item 1013 of Regulation M-A.

Cautionary Note Regarding Forward-Looking Statements, page 76

14.                               The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

Response:  We acknowledge the Staff’s comment and have revised the Proxy Statement to remove the references to Section 27A of the Securities Act of 1933, 15 U.S.C. 77r(b)(1)(A)-(B), as amended, and Section 21E of the Exchange Act on page 78 of the Proxy Statement.

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Should you have any questions or require additional information, please feel free to contact the undersigned at (202) 857-6473.

Sincerely,

/s/ Jeffrey E. Jordan

cc:                                Miguel Penella, Chief Executive Officer, RLJ Entertainment, Inc.

Clifford E. Neimeth, Esq., Greenberg Traurig, LLP

Brian E. Hamilton, Esq., Sullivan & Cromwell LLP